Offline, Inc. (the "Company") a North Carolina Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Offline, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 22, 2022
Vincenzo Mongio

Offline Media Inc.
Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	143,680	348,078
Accounts Receivable	3,747	-
Other Current Assets	6,594	5,927
Total Current Assets	154,021	354,005
Non-current Assets		
Fixed Assets - Computers, Net	5,987	1,450
Total Non-Current Assets	5,987	1,450
TOTAL ASSETS	160,008	355,455
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	58,813	60,464
Credit Card Payable	6,711	213
Deferred Revenue	90,075	41,546
Payroll Liabilities	3,476	-
Other Liabilities	26	26
Accrued Interest	-	571
Total Current Liabilities	159,101	102,820
Long-term Liabilities		
SBA PPP Loan	-	85,300
Total Long-Term Liabilities	-	85,300
TOTAL LIABILITIES	159,101	188,120
EQUITY		
Common Stock	148,570	140,000
Preferred Stock	101,821	101,821
Additional Paid in Capital	2,773,974	2,773,974
Accumulated Deficit	(3,023,458)	(2,848,460)
Total Equity	907	167,335
TOTAL LIABILITIES AND EQUITY	160,008	355,455

Offline Media Inc.
Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	425,427	356,404
Cost of Revenue	60,254	50,243
Gross Profit	365,173	306,161
Operating Expenses		
General and Administrative	384,055	300,437
Marketing	185,415	117,159
Research and Development	96,911	104,710
Sales Expense	45,371	51,368
Depreciation	531	50
Total Operating Expenses	712,283	573,723
Operating Income (loss)	(347,110)	(267,562)
Other Income		
Gain on Debt Extinguishment	172,083	-
Other	1,232	3,414
Total Other Income	173,315	3,414
Other Expense		
Interest Expense	673	570
Tax Expense	530	790
Total Other Expense	1,203	1,360
Net Income (loss)	(174,998)	(265,508)

Offline Media Inc.
Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(174,998)	(265,508)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	531	50
Accounts Receivable	(3,747)	6,365
Other Current Assets	(667)	(5,697)
Accounts Payable	(1,651)	4,328
Credit Card Payable	6,498	(927)
Deferred Revenue	48,529	16,439
Payroll Liabilities	3,476	196
Accrued Interest	(571)	571
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	52,398	21,325
Net Cash provided by (used in) Operating Activities	(122,600)	(244,183)
INVESTING ACTIVITIES		
Fixed Assets - Computers	(5,068)	1,500
Net Cash provided by (used by) Investing Activities	(5,068)	1,500
FINANCING ACTIVITIES		
Issuance of Common Stock	8,570	-
Issuance of Preferred Stock	-	101,821
Debt Issuances	-	85,300
Payments on Debt	(85,300)	-
Net Cash provided by (used in) Financing Activities	(76,730)	187,121
Cash at the beginning of period	348,078	403,640
Net Cash increase (decrease) for period	(204,398)	(55,562)
Cash at end of period	143,680	348,078


Offline, Inc.
Statement of Changes in Shareholder Equity


	Common Stock		Preferred Stock				Total
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Shareholder Equity
Beginning Balance at 1/1/20	261,732	140,000	600,372	-	2,773,974	(2,582,952)	331,022
Issuance of Preferred Stock	-	-	17,664	101,821	-	-	101,821
Net Income (Loss)	-	-	-	-	-	(265,508)	(265,508)
Ending Balance 12/31/2020	261,732	140,000	618,036	101,821	2,773,974	(2,848,460)	167,334
Issuance of Common Stock	4,321	8,570	-	-	-	-	8,570
Net Income (Loss)	-	-	-	-	-	(174,998)	(174,998)
Ending Balance 12/31/2021	266,053	148,570	618,036	101,821	2,773,974	(3,023,458)	906

Offline, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Offline, Inc ("the Company") was formed in North Carolina on February 12, 2012. The Company earns revenue using a consumer subscription platform that uses algorithmic matchmaking to connect diners and restaurants. The Company's headquarters is in Raleigh, North Carolina. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

Offline's primary revenue source is selling a recurring subscription service to its customers. Offline's payments are collected on the renewal date of the contract, typically the 1st of the month for monthly contracts or annually on their subscription renewal date. The company's performance obligation is to provide the customer with their offers for the month they maintain a membership with Offline. For annual subscriptions, the revenue is recognized ratably over the period of the annual contract as the separate monthly performance obligations are satisfied. The company's deferred revenue balance of $41,546 and $90,075 for the years ended 2020 and 2021 respectively are for prepaid subscriptions with remaining performance obligations.

Offline also has a secondary revenue source that is event revenue. Offline curates and works together with small businesses to host events. Members of Offline can sign up for these events and are charged for admission to them. The company's performance obligation is holding the event itself. Revenue is recognized after the event is held and the performance obligation is satisfied. The payment for admission to these events are charged the month after the event occurs and after the performance obligation has been satisfied.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

	2021	2020
Computers	$6,658	$1,500
Accumulated Depreciation	(581)	(50)
Fixed Assets, Net	**$5,987**	**$1,450**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options		Weighted Average Exercise Price		Weighted Average Intrinsic Value
Total options outstanding, January 1, 2020	105,586	$	2.781	$	-
Granted	6,500	$	1.640	$	-
Exercised	-			$	-
Expired/cancelled	(10,250)	$	2.706		
Total options outstanding, December 31, 2020	101,836	$	2.716	$	-
Granted	-			$	-
Exercised	(4,321)	$	1.960	-$1,369.76	
Expired/cancelled	-				

Total options outstanding, December 31, 2021	97,515	$	2.749	$	-
Options exercisable, December 31, 2021	84,473	$	2.736	$	-

	Nonvested Options		Weighted Average Fair Value
Nonvested options, January 1, 2020	37,109		
Granted	4,000	$	-
Vested	(14,046)	$	-
Forfeited	(500)	$	-
Nonvested options, December 31, 2020	26,563	$	-
Granted	-	$	-
Vested	(10,825)	$	-
Forfeited	-	$	-
Nonvested options, December 31, 2021	15,738	$	-

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2020 and 2021 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2021:

Exercise Price	Number Outstanding	Expiration Date
1.4	3,935	9/9/23
	3,935	

A summary of the warrant activity for the years ended December 31, 2020, and 2021 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $
Outstanding at January 1, 2020	3,935	1.40	44	956
Grants				-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2020	3,935	1.40	32	956

Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2021	3,935	1.40	20	956
Vested and expected to vest at December 31, 2021	3,935	1.40	20	956
Exercisable at December 31, 2021	3,935	1.40	20	956

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Loans – In April of 2020, the Company entered a Paycheck Protection Program promissory note for a total of 85,300 and an interest rate of 1.

In January 2021, the Company entered a Paycheck Protection Program promissory notes for a total $85,400 with an interest rate of 1% and a maturity date of January 21, 2026.

This loan was forgiven on January 27, 2021. The total balance of the PPP loans was $0 and $85,300 as of December 31, 2021 and 2020, respectively.

NOTE 6 – EQUITY

Common Stock: As of December 31, 2021, the Company had authorized 1,100,000 and 266,053 issued and outstanding, with no par value. An additional 3,935 shares of Common Stock were reserved for the exercise of outstanding but unexercised warrants to purchase shares of Common Stock. An additional 125,775 shares of Common Stock were reserved for issuance pursuant to the Company's 2012 Equity Incentive Plan, 97,515 of which were issued pursuant to options to purchase shares of Common Stock and 23,939 of which were reserved but unissued.

Voting: The holders of Common Stock are entitled to one vote per share of Common Stock.

Dividends: The holders of Common Stock are entitled to receive dividends when and if declared by the Company's Board of Directors (the "Board") and only if equivalent dividends have been declared and paid on the Preferred Stock (as defined below). As of the Disclosure Date, no dividends have been paid or declared.

Preferred Stock: As of the Disclosure Date, the Company had authorized 643,280 shares of the Company's Preferred Stock, no par value per share (the "Preferred Stock"), of which 25,038 shares of the Preferred Stock were designated as Series Seed Preferred Stock (the "Series Seed Preferred Stock"), 27,062 shares of the Preferred Stock were designated as Series Seed-1 Preferred Stock (the "Series Seed-1 Preferred Stock"), 161,180 shares of the Preferred Stock were designated as Series Seed-2 Preferred Stock (the "Series Seed-2 Preferred Stock"), and 430,000 shares of the Preferred Stock were designated as Series Seed-3 Preferred Stock (the "Series Seed-3 Preferred Stock"). As of the Disclosure Date, 25,038 shares of the Series Seed Preferred Stock were issued and outstanding, 27,062 shares of Series Seed-1 Preferred Stock were issued and outstanding, 161,180 shares of the Series Seed-2 Preferred Stock were issued and outstanding, and 404,756 shares of the Series Seed-3 Preferred Stock were issued and outstanding, resulting an aggregate total of 618,036 shares of the Preferred Stock that were issued and outstanding as of the Disclosure Date.

Voting: The holders of Preferred Stock are entitled to one vote per share of Preferred Stock on an as converted to Common Stock basis.

Dividends: The holders of Preferred Stock are entitled to receive dividends when and if declared by the Board. Any such dividends on Preferred Stock are in preference and prior to any payment of any dividend on Common Stock and are not cumulative. As of the Disclosure Date, no dividends have been paid or declared.

Redemption: The holders of Preferred Stock do not have any redemption rights.

Conversion: Each series of Preferred Stock converts into Common Stock at an initial rate of 1 share of Preferred Stock to 1 share of Common Stock, subject to anti-dilution adjustments (of which none have been made as of the Disclosure Date) (the "Conversion Rate"). Each holder of Preferred Stock has the right to convert such shares of Preferred Stock into Common Stock at the Conversion Rate at any time. Additionally, all shares of Preferred Stock will automatically convert into Common Stock at the Conversion Rate at the earliest of (i) the closing of the sale of shares of Common Stock in a firm-commitment underwritten public offering with total gross proceeds to the Company of not less than $15,000,000 and (ii) upon the vote or written consent of the holders of a majority of the outstanding shares of Preferred Stock to convert all shares of Preferred Stock to Common Stock.

Anti-Dilution: The Conversion Rate of each series of Preferred Stock is subject to adjustment based on broad-based weighted basis upon the issuance of any shares of capital stock of the Company at a price less than the original issue price of each series of Preferred Stock, subject to customary exceptions.

Liquidation Preference: In the event of any liquidation, dissolution, or winding up of the Company (a "Liquidity Event"), the holders of Series Seed-3 Preferred Stock are entitled to receive the greater of (i) the original issue price of the Series Seed- 3 Preferred Stock and (ii) the amount the holders of Series Seed-3 Preferred Stock would have received if they had converted such shares to Common Stock immediately prior to the Liquidity Event, in each case prior to, and in preference to, any distribution to the holders of Series Seed-2 Preferred Stock, Series Seed-1 Preferred Stock, Series Seed Preferred Stock, and Common Stock. In the event of a Liquidity Event, and after any required payments to the holders of Series Seed-3 Preferred Stock, the holders of Series Seed-2 Preferred Stock are entitled to receive the greater of (i) the original issue price of the Series Seed-2 Preferred Stock and (ii) the amount the holders of Series Seed-2 Preferred Stock would have received if they had converted such shares to Common Stock immediately prior to the Liquidity Event, in each case prior to, and in preference to, any distribution to the holders of Series Seed-1 Preferred Stock, Series Seed Preferred Stock, and Common Stock. In the event of a Liquidity Event, and after any required payments to the holders of Series Seed-3 Preferred Stock and Series Seed-2 Preferred Stock, the holders of Series Seed-1 Preferred Stock are entitled to receive the greater of (i) the original issue price of the Series Seed-1 Preferred Stock and (ii) the amount the holders of Series Seed-1 Preferred Stock would have received if they had converted such shares to Common Stock immediately prior to the Liquidity Event, in each case prior to, and in preference to, any distribution to the holders of Series Seed Preferred Stock and Common Stock. In the event of a Liquidity Event, and after any required payments to the holders of Series Seed-3 Preferred Stock, Series Seed-2

Preferred Stock, and Series Seed-1 Preferred Stock, the holders of Series Seed Preferred Stock are entitle to receive the greater of (i) the original issue price of the Series Seed Preferred Stock and (ii) the amount the holders of Series Seed Preferred Stock would have received if they had converted such shares to Common Stock immediately prior to the Liquidity Event, in each case prior to, and in preference to, any distribution to the holders of Common Stock. In the event of a Liquidity Event, and after any required payments to the holders of Series Seed-3 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-1 Preferred Stock, and Series Seed Preferred Stock, the holders of Common Stock shall share ratably in any remaining proceeds, based on the number of shares of Common stock held by each such holder.

Protective Provisions: The Company shall not amend, alter or change the rights, powers, or privileges of the Preferred Stock in the Company's Articles of Incorporation in a way that adversely impacts any such series of Preferred Stock unless approved by written consent or affirmative vote of the holders of most of the outstanding shares of Preferred Stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 22, 2022, the date these financial statements were available to be issued.

The Company raised $399k through the sale of 88,922 preferred shares.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.